UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

MINUTES OF THE 195TH MEETING OF THE BOARD OF

DIRECTORS HELD ON FEBRUARY 27, 2012

1.  DATE, TIME AND PLACE: On the 27th (twenty seventh) day of February 2012, at 4 p.m., the meeting was held via telephone conference, as provided in Paragraph 1 of Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board").

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5.  AGENDA: Take cognizance of the Resignation of Mr. Carlos da Costa Parcias Junior from the position of alternate member of the Board, to which he was elected at the Extraordinary General Shareholders’ Meeting held on December 19, 2011.

6. SUBJECT DISCUSSED AND RESOLUTION TAKEN: After examination of the subject on the Agenda, the Board took cognizance of the resignation of Mr. CARLOS DA COSTA PARCIAS JÚNIOR, Brazilian, married, economist, holder of ID No. 17.646, issued by CORECON, enrolled in CPF/MF under no. 667.235.667-34, with business address at Rua Funchal, No. 160, CEP 04551-903, São Paulo/SP, elected at the Extraordinary General Shareholders’ Meeting held on December 19, 2011 for the position of alternate member of the Board, whose letter of resignation dated February 24, 2012 is attached to these minutes.

The position held by Mr. Parcias remains vacant until the forthcoming Ordinary General Shareholders’ Meeting that shall elect the effective and alternate members of the Board as provided for in Articles 15 and 16 of the Company's Bylaws.

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Claudio Palaia
Renê Sanda	Carlos Alberto Cardoso Moreira
Ana Dolores M. Carneiro de Novaes
Gisélia Silva Secretária

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 28, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.